NR08-19

July 21, 2008

Cardero Receives Positive Results from the Pampa de Pongo

Iron Deposit Pilot-Scale Metallurgical Assessment

Metallurgical Test Work Progressing at US Laboratory

Cardero Resource Corp. (“Cardero” or the “Company”) – (TSX: CDU, AMEX: CDY, Frankfurt: CR5) is pleased to provide an update on the Pampa de Pongo Iron Deposit metallurgical assessment, currently in progress at the Natural Resources Research Institute (NRRI), Minnesota.  Preliminary results have been extremely positive:  Grinding tests indicate that a high grade concentrate can be produced with high iron content (66.87% - 68.54%) and low silica content (0.18% - 0.57%).  Furthermore, a representative sample of this concentrate was subsequently used in a pelletizing test to produce an excellent pellet, with 95.9% of the pellets greater than ¼ inch following a tumble test.

Pilot-scale beneficiation (crushing, grinding, and rougher and cleaner wet magnetic separation) is nearing completion.  Pilot-scale pelletizing and fired-pellet production is scheduled to commence next week and should be completed within three weeks.

The Company’s ultimate goal of the test-work is to demonstrate that Pampa de Pongo ore can produce a premium, high-quality Direct Reduction-grade pellet.  Direct Reduction pellets are premium products and typically attract higher value contracts than Blast Furnace-grade pellets.  Inclusion of positive, commercial-scale metallurgical work into the Mine Scoping Study currently underway is expected to add significant value to the Pampa de Pongo project.

Metallurgical Sample

Metallurgical testing is being undertaken with 1,090 kilograms of Pampa de Pongo drill core, which was selected by SRK Consulting Engineers and Scientists (SRK) to be representative of the deposit chemistry.

Bench-Scale Testing

Bench-scale work has been undertaken to select the beneficiation flow sheet and process parameters before initiating Pilot-Scale testing.  Preliminary results are highly positive and highlights are as follows:

  Bench-scale liberation grind testing with a Davis tube magnetic separator identified that an excellent quality concentrate can be produced with high iron content (66.87% - 68.54%) and low silica content (0.18% - 0.57%).  A target size of 85-90% minus 200 mesh was selected for the pilot scale comminution (crushing).
  A representative sample of concentrate was produced, pelletized with a bentonite binder (15 lbs/long ton of concentrate) and fired by mini-pot.
  The mini-pot pellets, shown in Plate 1, have a mean compressive strength of 421 pounds-force.  A 650 gram mini-tumble test was conducted to determine the amount of fines the pellets generate.  The results were excellent, with 95.9% greater than 1/4 inch.  Experience shows that this bench-scale tumble-test typically correlates well with the 25 pound ASTM tumble tests.
  A preliminary ISO swelling test returned a favourable result of +11.2%.

Two additional mini-pot tests are being undertaken to optimize the firing cycle to further increase pellet strength and to define the pilot-scale (full pot-grate) pellet production parameters.  These mini-pot test results are a good relative indicator of pellet physical quality but are not necessarily commercially scalable.  The pilot-scale results will ultimately demonstrate the physical and metallurgical pellet quality that can be produced commercially.

Pilot-Scale Testing

The pilot plant is shown operating with Pampa de Pongo ore in Plate 2.  Pilot-scale beneficiation (crushing, grinding, and rougher and cleaner wet magnetic separation) is nearing completion.  Pilot-scale pelletizing and fired-pellet production is scheduled to commence next week.

A representative sample of the pilot-scale pellets will be analyzed for reducibility, low temperature breakdown (LTB), and swelling to determine their quality as a commercial-scale blast furnace pellet feed.  Additional pot-grate pellets will be further evaluated (through industry-standard hot-load and Linder furnace testing) by MIDREX Technologies, Inc., the world leader in gas-based Direct Reduced Iron (DRI) technology.  The goal is to demonstrate that Pampa de Pongo ore can produce a premium, high-quality Direct Reduction-grade pellet.  Direct Reduction pellets are premium products and typically attract higher value contracts than Blast Furnace-grade pellets.

Project Background

Cardero is moving quickly to complete pilot-scale metallurgical test work, which is commercially scalable, (See NR08-15), for inclusion in the Mine Scoping Study currently underway by SRK.

Metallurgical testing is being completed by NRRI, who selected because their personnel bring previous experience beneficiating similar iron ore from the Marcona Mine, located approximately 35 kilometres to the northwest of Pampa de Pongo.  They have significant expertise beneficiating and pelletizing iron ores throughout the world, including the magnetic taconites in Michigan and Minnesota in the U.S. and in Canada.

Qualified Person

EurGeol Mr. Keith J. Henderson, Cardero’s Vice President-Exploration and a qualified person as defined by National Instrument 43-101, has reviewed the scientific and technical information that forms the basis for this news release.  Mr. Henderson is not independent of the Company as he is an officer.

The work programs at Pampa de Pongo are designed by, and are supervised by, Keith J. Henderson, Cardero’s Vice President-Exploration, and Dr. S. Jayson Ripke, Cardero Iron Ore Management (USA) Inc.’s Vice President - Technical, who together are responsible for all aspects of the work, including the quality control/quality assurance program.  Metallurgical test work is being undertaken by Natural Resources Research Institute’s (NRRI’s) Coleraine Minerals Research Labs (CMRL), Minnesota, and the work is designed and supervised by Dr. Ripke.  NRRI follow international (ISO) and North American (ASTM) procedures where such procedures exist for highly specialized pelletizing test work.  NRRI are generally considered to be industry leaders in this type of test work.

Grant of Incentive Stock Options

The Company also announces that, pursuant to its 2002 Incentive Stock Option Plan, it has granted incentive stock options to certain directors, officers, employees and consultants allowing them to purchase up to an aggregate of 2,000,000 common shares in the capital stock of the Company.  The options are exercisable at a price of CAD 2.04 for a period of two years ending July 21, 2010.

About Cardero Resource Corp.

Cardero’s focus through 2008 will be to realise the considerable value it believes is locked in the Company’s significant iron ore assets, while continuing to progress its base and precious metal exploration projects in Argentina and Mexico.  The common shares of the Company are currently listed on the Toronto Stock Exchange (symbol CDU), the American Stock Exchange (symbol CDY) and the Frankfurt Stock Exchange (symbol CR5).  For further details on the Company readers are referred to the Company’s web site (www.cardero.com), Canadian regulatory filings on SEDAR at www.sedar.com and United States regulatory filings on EDGAR at www.sec.gov.

On Behalf of the Board of Directors of

CARDERO RESOURCE CORP.

“Hendrik van Alphen” (signed)

Hendrik van Alphen, President

Contact Information:

Quentin Mai, Manager – Corporate Communications & Investor Relations

Email:  qmai@cardero.com

Phone: 1-888-770-7488 (604) 408-7488 / Fax: (604) 408-7499

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release, which has been prepared by management.

This press release contains forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 27E of the Securities Exchange Act of 1934, as amended.  Such statements include, without limitation, statements regarding the timing, cost and nature of future anticipated exploration programs and the results thereof, the potential results of future metallurgical testing on material from Pampa de Pongo, the potential for improving the nature of pelletized material by altering the pelletizing process, the suitability of Pampa de Pongo iron ore for making direct reduction pellets, the discovery and delineation of mineral deposits/resources/reserves at the Company’s Pampa de Pongo project.  Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate, potential and similar expressions, or are those, which, by their nature, refer to future events.  The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the inability of the Company to obtain any necessary permits, consents or authorizations required for its activities, the inability of the Company to produce minerals from its properties successfully or profitably, the inability of the Company to continue its projected growth, the inability of the Company to raise the necessary capital to continue its operations or to be able to fully implement its planned business strategies, including those detailed above, and other risks identified in the Company’s most recent Annual Information Form and Form 40F annual report, which may be viewed at www.sedar.com and www.sec.gov, respectively.

All of the Company’s Canadian public disclosure filings may be accessed via www.sedar.com and its United States disclosure filings via www.sec.gov and readers are urged to review these materials, including the technical reports filed with respect to the Company’s mineral properties.

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.